March 25, 2025

Matthew Ferguson
Chief Financial Officer
Elutia, Inc.
12510 Prosperity Drive, Suite 370
Silver Spring, MD 20904

       Re: Elutia, Inc.
           Registration Statement on Form S-3
           Filed March 18, 2025
           File No. 333-285870
Dear Matthew Ferguson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   David Eaton, Esq.